1- 10805



Form 6-K

P.E. 6/30/02

Securities and Exchange Commission



SEC MAIL PROCESSING
RECEIVED
AUG 09 2002
WASH. D.C.
164
SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

Report to Shareholders
For the quarter ended June 30, 2002

Rogers Communications Inc.
333 Bloor Street E.
Toronto, Ontario M4W 1G9

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



By________________________

Name: Bruce M. Mann

Title: Vice President, Investor Relations